February 5, 2025

Anjun Bose
Chief Executive Officer and President
Cytonics Corporation
658 West Indiantown Road, Suite 214
Jupiter, FL 33458

       Re: Cytonics Corporation
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed January 24, 2025
           File No. 024-12533
Dear Anjun Bose:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 16, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Offering Circular Summary
The Company, page 6

1. We note your response to prior comment 2 and reissue in part. Please revise to briefly describe the additional steps necessary to commercialize your product candidate rather than providing a cross-reference.
The Company's Business
Regulatory Regimes, page 29

2. We note your response to prior comment 10 and reissue in part. Please revise to provide a more detailed discussion of the FDA's regulatory requirements for
 February 5, 2025
Page 2

       marketing your products. For example, without limitation, discuss the clinical trial process, what data must be presented for each phase of clinical development and the requirements for filing a New Drug Application.
Alpha-2-Macroglobulin ("A2M") and Variant CYT - 108, page 30

3. We note your response to prior comment 11 and do not see the revised disclosure regarding preclinical development under this heading. Please revise or otherwise advise.
4. We note your response to prior comment 12 and do not see the revised disclosure regarding the design of your Phase 1 clinical trial for CYT-108 and the primary and secondary endpoints. Please revise or otherwise advise.
Material Agreements, page 31

5. We note your response to prior comment 14 and reissue in part. Please revise to disclose the termination provisions for the agreement with Christie Medical Holdings and the aggregate payments received to date pursuant to the agreement with Astaria
       Global, LLC.
Intellectual Property, page 33

6. We note your response to prior comment 15 and reissue in part. Please revise to disclose the expected expiration dates for your pending patent applications.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 43

7. We note your response to comment 16. As previously requested, revise your disclosure to separately quantify and explain the nature of the research and development expenses for each reporting period presented. To the extent you track your research and development costs by product candidate, revise to provide a breakdown of for each period presented. For research and development expenses not tracked by product candidate, provide a breakdown by nature or type of expenses such that the total reconciles to the research and development expense line item.
Securities Being Offered
Irrevocable Proxy, page 59

8. Please revise your disclosure in this section to clarify, if true, that the investor grant of the irrevocable proxy would (i) preclude investors from voting on mergers, acquisitions or dispositions involving your company for the duration of the proxy and
       (ii) allow the company to take actions that would disadvantage investors who are subject to the proxy. Please also revise your disclosure regarding the irrevocable proxy to reflect Section 5(a) of the Subscription Agreement which appears to indicate that the proxy will also terminate five years after execution of the Subscription
       Agreement. Alternatively, please advise.
Note 8. Stockholders' Equity, page F-14

9. We note your response to comment 22 and that your response does not address
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Page 3

       whether you have granted any stock options subsequent to June 30, 2024. Please revise your filing to disclose the extent to which you have granted stock options subsequent to June 30, 2024 and to disclose the number of stock options issued and terms of the stock options issued including the underlying exercise price. Within your response, please also explain to us how you determined the fair value of the common stock underlying these subsequent issuances and the reasons for any differences between the recent valuations of your common stock leading up to the $3 estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.
General

10. We are continuing to evaluate your response to prior comment 6 and may have further comment.
       Please contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Andrew Stephenson, Esq.